UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52617

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kalorama Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1718 22nd ST NW
(No. and Street)

Washington	DC	20008
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Washington	DC 202-262-5469	eavery@kaloramacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP (formerly known as AJSH & Co LLP)
(Name – if individual, state last, first, and middle name)

A-94/8 Wazipur Industrial Area, Main Ring Road	Delhi	India	11002
(Address)	(City)	(State)	(Zip Code)

PCAOB- 02/10/2009	#3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Avery, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kalorama Capital, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

District of Columbia
Signed and sworn to (or affirmed) before me on 9/22/2025 by Azadeh Miri
Date Name(s) of Individual(s) making statement
Signature of Notarial Officer
Chief Concierge
Title of Office
AZADEH MIRI
My commission expires NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires August 14, 2027

AZADEH MIRI
Notary Public

Signature: Elizabeth Smith Avery
Title:
Managing Director

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NOTARY PUBLIC DISTRICT OF COLUMBIA

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Kalorama Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Kalorama Capital, LLC (the "Company ") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Kalorama Capital, LLC's Auditor since 2021.

New Delhi, India
February 28, 2025

Kalorama Capital, LLC

Report of Independent Registered
Public Accounting Firm and
Financial Statements
December 31, 2024

Kalorama Capital, LLC

Statement of Financial Condition

December 31, 2024

Table of Contents

Kalorama Capital, LLC

Statement of Financial Condition

December 31, 2024

Assets

Current Assets		
Cash and cash equivalents	$	36,929
Accounts receivable		25,000
Total current assets		61,929
Equipment, net		112
Total assets	$	62,041

Liabilities and member's equity

Current liabilities		
Accrued expenses	$	225
Accrued management fee		1,000
Total current liabilities		1,225
Member's equity		60,816
Total liabilities and member's equity	$	62,041

See Notes to Financial Statements.

Kalorama Capital, LLC

Statement of Operations

Year Ended December 31, 2024

Revenue		
Consulting income	$	117,367
Expenses		
Dues and subscriptions		153
Management fees		12,000
Regulatory dues and assessments		2,550
Accounting and professional services		13,460
Communications		2,073
Office supplies and expenses		2,322
Depreciation		350
Bank charges		155
Travel		10
Insurance		566
Interest		110
Total expenses		33,749
Net income	$	83,618

See Notes to Financial Statements.

Kalorama Capital, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2024

Balance at December 31, 2023	$	13,927
Net income		83,618
Member's Distribution		(36,729)
sBalance at December 31, 2024	$	60,816

See Notes to Financial Statements.

Kalorama Capital, LLC

Statement of Cash Flows

Year Ended December 31, 2024

Cash flows from operating activities		
Receipts from customers	$	92,367
Payments to vendors and member		(69,528)
Net cash provided by operating activities		22,839
Cash flows from investing activities		-
Cash Flow from Financing activities		-
Net Increase in cash		**22,839**
Cash at beginning of year		14,090
Cash at end of year	$	36,929

Kalorama Capital, LLC

See Notes to Financial Statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Kalorama Capital, LLC ("the Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained, and the financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("US GAAP"). The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash was held in a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in preparation of the financial statements.

Revenues are recognized when the promised goods or services are delivered to customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when such amounts are not probable of significant reversal. These policies reflect the adoption of ASC 606 *Revenue from Contracts with Customers,* as of January 1, 2018. The Company adopted *Revenues from Contracts with Customers* using the modified retrospective method, prior period amounts were not restated. The Company did not record any adjustments as a result of adopting this accounting policy.

Equipment consists of computer equipment and is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful life of the asset.

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements.

The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

Note 2 – Income Taxes

The Company is organized as a single member Limited Liability Company and is, therefore, considered a disregarded entity for Federal and state income tax purposes. The sole member is taxed on the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

Note 3 – Equipment

As of December 31, 2024, the Company's equipment consisted of a computer that it purchased for $1,748, net of accumulated depreciation of $1,636. The Company is depreciating the computer over five years. During the year ended December 31, 2024, depreciation expense was $350.

Note 4 – Revenue and Commissions

During the year ended December 31, 2024, total revenue was $117,367 and was made up of consulting fees of $114,375 and reimbursable expenses of $2,992. Consulting fees are recognized as advice is provided to the client, based on the estimated progress of work and when revenues are not probable of a significant reversal. Success fees are recognized when all contingencies to the amount expected to be received have been satisfied and are not probable of a significant reversal.

Commissions expenses represent agreed upon payments to a consultant related to success fees recognized during the year ended December 31, 2024.

Note 5 – Segment Reporting

The Company is engaged in a single line of business as a broker-dealer as an Investment Banking Consultant covering Private Markets, which is comprised of one class of services, including capital raises/related services. The Company has identified its Managing Director/Chief Compliance Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see NOTE 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting principles (NOTE 1). The Company revenue derived from one customer is more than 10% of total revenue earned during the year ended December 31, 2024. The significant expense of the segment are reported on the accompanying income statement of this report.

Note 6 – Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $35,704 which was $30,704 in excess of its required minimum net capital of $5,000.

Note 7 – Related Party Transactions

During the year ended December 31, 2024, net payments to the Company's sole member were $52,535. These were considered management fees and member's distribution for financial reporting purposes.

Note 8 – Subsequent Events

Management has evaluated events through February 14, 2025, the date on which the financial statements were available to be issued.

Kalorama Capital, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Year Ended December 31, 2024

Member's equity from statement of financial condition:	$	60,816
Deductions:		
Non-allowable asset: equipment		(25,112)
Net capital	$	35,704
Minimum net capital required	$	5,000
Net capital in excess of minimum requirements	$	30,704

The following is a reconciliation of the preceding computation of net capital to the Company's corresponding unaudited Part II of Form X-17A-5:

Net capital from the preceding schedule:	$	30,704
Reclassification of equipment to non-allowable assets		112
Net capital per unaudited Form X-17A-5	$	30,816

Schedule II

Kalorama Capital ,LLC

Computation for Determination of Reserve

Requirements Pursuant to Rule 15c3-3

As of December 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will handle customer cash or securities during the year ended December 31, 2024. The Company does not have nor ever had any customer accounts.

(

Remainder of this page left intentionally blank)

Schedule III

Kalorama Capital ,LLC

Information Relating to Processing or Control

Requirements under Rule 15c3-3

As of December 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will handle customer cash or securities during the year ended December 31, 2024. The Company does not have nor ever had any customer accounts.

(Remainder of this page left intentionally blank)

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Kalorama Capital, LLC

We have reviewed management's statement, included in the accompanying Kalorama Capital, LLC's Exemption Report, in which:

(1) Kalorama Capital, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to receiving consulting and referral fees derived from private placement, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024 without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statement throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
February 28, 2025

KALORAMA CAPITAL

MEMBER: FINRA AND SIPC

1718 22ND STREET NW

WASHINGTON, DC 20008

EAVERY@KALORAMACAPITAL.COM

TEL: 202-262-5469

KALORAMA CAPITAL EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5

Kalorama Capital (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. sec. 240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 C.F.R. sec.240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. sec.240.15c3-3;

(2) The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. sec. 240.17a-5 because the Firm limits its business activities exclusively to receiving consulting and referral fees derived from private placements, and the Firm

(1) did not directly, or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis

where the funds are payable to the issuer or its agent and not to the Firm);

(2) did not carry accounts of, or for, customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, 2024, without exception.

____

Kalorama Capital

I, Elizabeth Avery, swear or (affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Elizabeth Avery

Elizabeth Avery

Founder/Managing Director

Dated: February 27, 2025